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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13D)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Emmis Communications Corporation

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

291525103

(CUSIP number)

Jim Plohg

Smith Management LLC

Alden Global Capital

885 Third Avenue

New York, NY 10022

(212) 888-7219

(Name, address and telephone number of person authorized to receive notices and communications)

September 8, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 291525103
1.	Names of reporting persons. Alden Global Capital Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Jersey (Channel Islands)
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,243,578.28
	8.	Shared voting power 0
	9.	Sole dispositive power 4,243,578.28
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,224,007 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 29.1% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes (i) 6,261,983 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on September 2, 2010 and (ii) the 1,718,446 shares of Class A Common Stock held by certain shareholders of the Issuer set forth in a rollover agreement by and among JS Acquisition, LLC and such shareholders, dated May 24, 2010, as disclosed in the Issuer’s Schedule 14d-9, filed on June 23, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,913,373 shares of Class A Common Stock of the Issuer outstanding as of July 6, 2010, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended May 31, 2010, filed on July 15, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by the Reporting Persons; and (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, September 3, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on September 2, 2010.

1.	Names of reporting persons. Alden Global Distressed Opportunities Master Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,243,578.28
	8.	Shared voting power 0
	9.	Sole dispositive power 4,243,578.28
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,224,007 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 29.1% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes (i) 6,261,983 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on September 2, 2010 and (ii) the 1,718,446 shares of Class A Common Stock held by certain shareholders of the Issuer set forth in a rollover agreement by and among JS Acquisition, LLC and such shareholders, dated May 24, 2010, as disclosed in the Issuer’s Schedule 14d-9, filed on June 23, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,913,373 shares of Class A Common Stock of the Issuer outstanding as of July 6, 2010, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended May 31, 2010, filed on July 15, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by the Reporting Persons; and (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, September 3, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on September 2, 2010.

1.	Names of reporting persons. Smith Management LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,243,578.28
	8.	Shared voting power 0
	9.	Sole dispositive power 4,243,578.28
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 12,224,007 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 29.1% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes (i) 6,261,983 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on September 2, 2010 and (ii) the 1,718,446 shares of Class A Common Stock held by certain shareholders of the Issuer set forth in a rollover agreement by and among JS Acquisition, LLC and such shareholders, dated May 24, 2010, as disclosed in the Issuer’s Schedule 14d-9, filed on June 23, 2010.
(2)	The calculation of the foregoing percentage is based on (i) 32,913,373 shares of Class A Common Stock of the Issuer outstanding as of July 6, 2010, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended May 31, 2010, filed on July 15, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by the Reporting Persons; and (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, September 3, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on September 2, 2010.

Amendment No. 5 to Schedule 13D

This Amendment No. 5 to Schedule 13D is being filed by Alden Global Capital Limited (the “Investment Manager”), Alden Global Distressed Opportunities Master Fund, L.P. (“Alden”), and Smith Management LLC (“Smith” and, together with Alden and the Investment Manager, the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on April 27, 2010 and amended on May 24, May 27, June 23 and July 6, 2010 by the Reporting Persons is hereby amended and supplemented as set forth below in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D filed with the Securities and Exchange Commission, as amended.

Item 4.	Purpose of the Transaction.

The disclosure in Item 4 is hereby amended to add the following:

“Following the execution of the Securities Purchase Agreement and commencement of the Tender Offer and Exchange Offer, a group of holders of Preferred Stock (collectively, the “Locked–Up Holders”), that collectively own approximately 38.3% of the outstanding shares of Preferred Stock in the aggregate, advised the Issuer and Mr. Smulyan that they would vote against proposed amendments to terms of the Preferred Stock at the special meeting (the “Proposed Amendments”). Such vote would effectively block adoption of the Proposed Amendments, which are a condition to the completion of the transactions contemplated by the Securities Purchase Agreement (the “Transactions”). Alden understands that JS Acquisition, Inc. (“JS Acquisition”) engaged in negotiations with the Locked-Up Holders to revise the terms of the Transactions in order to secure the vote of these holders of Preferred Stock. Although Alden participated in such discussions to a limited extent, Alden believes that the terms negotiated between JS Acquisition and the Locked-Up Holders would result in an amount of leverage on the company that would make the Transactions unattractive to Alden, and Alden could not agree to such terms.

Subsequently, Alden and JS Acquisition engaged in discussions in an effort to structure a transaction that would be acceptable to each of the Locked-Up Holders, Alden and JS Acquisition. After numerous proposals had been discussed in an effort to reach an agreement, Alden has concluded that further discussions would not result in a transaction that would be agreeable to Alden. As a result, Alden has determined not to agree to further extensions of the Tender Offer and Exchange Offer, and, when Alden’s right to terminate the Securities Purchase Agreement matures on September 25, 2010, it will exercise such right.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors and shareholders of the Issuer concerning the business, operations and future plans of the Issuer. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategy, the price levels of the Class A Common Stock and the Preferred Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, seeking additional or continued Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Class A Common Stock, Preferred Stock or related derivative securities, selling some or all of their shares of Class A Common Stock, Preferred Stock or related derivative securities, engaging in short selling of or any hedging or similar transaction with respect to such securities or changing their intention with respect to any and all matters referred to in Items 4(a)–(j) of Schedule 13D.

Other than as described above, the Reporting Persons do not currently have any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.”

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated as follows:

(a), (b) Based upon the Issuer’s Quarterly Report filed on Form 10-Q, for the quarterly period ended May 31, 2010, filed on July 15, 2010, as of July 6, 2010 there were 32,913,373 shares of Class A Common Stock outstanding. Based on the foregoing, the Reporting Persons may be deemed to beneficially own an aggregate of 12,224,007 shares of Class A Common Stock (consisting of the 1,406,500 shares of Class A Common Stock that the Reporting Persons hold, the 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of Preferred Stock are convertible and (i) the 6,261,983 shares of Class A Common Stock beneficially owned by Jeffrey H. Smulyan and (ii) the 1,718,446 shares of Class A Common Stock held by certain shareholders of the Issuer set forth in a rollover agreement by and among JS Acquisition, LLC and such shareholders, dated May 24, 2010, as amended, as disclosed on the Issuer’s Schedule 14d-9, filed on June 23, 2010), representing approximately 29.1% of the Class A Common Stock outstanding and taking into account 2,837,078.28 shares of Class A Common Stock that would be issued upon the conversion of the Preferred Stock and 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that were exercisable on, or within 60 days of, September 3, 2010), as disclosed on Mr. Smulyan’s Schedule 13D/A, filed on September 2, 2010. In addition, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, the Reporting Persons and Mr. Smulyan and/or entities controlled by Mr. Smulyan may be considered to be a “group” and therefore shares beneficially owned by Mr. Smulyan may be attributed to the Reporting Persons. The Reporting Persons disclaim any membership or participation in a “group” with Mr. Smulyan and/or entities controlled by Mr. Smulyan.

In addition, the Reporting Persons currently have contractual arrangements with regard to cash-settled swaps representing economic exposure to approximately 1,680,429 shares of Class A Common Stock, or 5.1% of the shares of Class A Common Stock outstanding. The Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

Alden Global Capital Limited acts as the investment manager and Smith Management LLC acts as a service provider to Alden Global Capital Limited and Alden Global Distressed Opportunities Master Fund, L.P. Each of Smith Management LLC and Alden Global Capital Limited may be deemed to beneficially own the securities held by Alden Global Distressed Opportunities Master Fund, L.P.

As of the date hereof, none of the Reporting Persons owns any shares of Class A Common Stock, other than the shares reported in this Schedule 13D.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule, has effected any transactions in Class A Common Shares during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

The information set forth or incorporated by reference in Items 4 and 6 is hereby incorporated herein by reference thereto.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 3	Press Release dated September 9, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2010.

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ Bruce Schnelwar
	Name:	Bruce Schnelwar
	Title:	Director

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND, L.P.

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Authorized Signatory

SMITH MANAGEMENT LLC

By:	/s/ Jim Plohg
	Name:	Jim Plohg
	Title:	Vice President